December 23, 2010	News Release 10-34

SILVER STANDARD FILES NI 62-103 REPORT IN CONNECTION WITH ITS
SALE OF THE SNOWFIELD AND BRUCEJACK PROJECTS

Vancouver, B.C. – Silver Standard Resources Inc. (“Silver Standard”) announced on December 21, 2010 that it completed the sale of the Snowfield and Brucejack projects and related assets (together the “Combined Project Assets”) in northern British Columbia to Pretium Resources Inc. (“Pretium”). Silver Standard is issuing this news release to provide additional information in accordance with National Instrument 62-103.

On December 21, 2010, in partial consideration for the sale (the “Snowfield Brucejack Sale”) of the Combined Project Assets to Pretium, Silver Standard acquired ownership of an aggregate of 32,537,833 common shares in the capital of Pretium (the “Pretium Shares”), representing 41.3% of the issued and outstanding Pretium Shares on an undiluted basis.

Silver Standard also received a convertible promissory note in the principal amount of C$39.753 million. The outstanding amount of the convertible promissory note will be automatically converted into Pretium Shares at $6.00 per Pretium Share 40 days after the closing of the Snowfield Brucejack Sale to the extent not previously repaid by Pretium. If the promissory note is repaid in full, Silver Standard will hold a 38.1% equity interest in Pretium. If the promissory note is fully converted, Silver Standard will hold a 45.8% equity interest in Pretium.

Silver Standard and Pretium entered into an investor rights agreement (the “Investor Rights Agreement”) on December 21, 2010, which provides that, as long as Silver Standard and its affiliates hold at least 10% of the issued and outstanding Pretium Shares:

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Silver Standard shall be entitled to nominate to serve as members of the Pretium board of directors (the “Pretium Board”) such number of nominees as is equal to the lesser of: (i) one less than the number which constitutes a majority of the Pretium Board and (ii) the percentage of the Pretium Shares and securities convertible or exchangeable into Pretium Shares held by Silver Standard multiplied by the number of directors comprising the Pretium Board (rounded to the nearest whole number of nominees);

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Silver Standard and its affiliates will have the right to maintain their proportionate ownership of Pretium Shares by participating pro rata in the issuance of Pretium Shares (save in respect of equity compensation plans); and

-	Silver Standard and its affiliates will have the right to sell their Pretium Shares by participating pro rata in prospectus offerings by Pretium (to a maximum of 20% of any such offering).

Silver Standard has agreed that, without the prior consent of the lead underwriters pursuant to the underwriting agreement in respect of the Pretium initial public offering, which consent may not be unreasonably withheld, it will not sell any Pretium Shares or any securities giving the right to acquire Pretium Shares, or agree or announce any intention to do so, at any time prior to 180 days after the closing date of the Snowfield Brucejack Sale.

The Pretium Shares were issued and delivered by Pretium as partial consideration for the Snowfield Brucejack Sale. Silver Standard does not have any present intention to acquire ownership of, or control over, additional securities of Pretium, except as described in this news release. It is the intention of Silver Standard to evaluate its investment in Pretium on a continuing basis and such holdings may be increased or decreased in the future.

Silver Standard’s address for the purposes of NI 62-103 is 1400 – 999 West Hastings Street, Vancouver, BC, V6C 2W2.

Contact:

Michelle Romero
Communications Director
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8216
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Michelle Romero, Communications Director at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Cautionary Statements on Forward Looking Information: Statements in this news release relating to the sale of the Snowfield and Brucejack Projects and the proceeds to Silver Standard are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to Silver Standard’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including start-up delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. (Source: Silver Standard Resources Inc.)